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July 29, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Special Counsel

Re:	ZipRealty, Inc.

Schedule 14D-9

Filed July 16, 2014

File No. 005-80398

Ladies and Gentlemen:

This letter responds to the letter dated July 29, 2014, setting forth the Staff’s comments regarding the Schedule 14D-9 (the “Schedule 14D-9”) of ZipRealty, Inc. (the “Company”) filed on July 16, 2014, as amended to date. For your convenience, we have restated the comment contained in the Staff’s letter. Set forth below is the Company’s corresponding response to the comment.

Additional Cautionary Statements about the Forecasts, page 37

1.	We note your response to prior comment 4. Please revise your disclosure to eliminate the following statement: “Readers of this Schedule 14D-9 are cautioned not to rely on any of the Forecasts.”

RESPONSE 1: In response to the Staff’s comments, the Company has deleted the above sentence.

Securities and Exchange Commission

July 29, 2014

Please do not hesitate to call me at (415) 773-5918 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	Charles C. Baker – ZipRealty, Inc.